

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 22, 2016

Levi Jacobson
Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, FL 33160

> **Re:** **Hemp Naturals, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 29, 2016**
> **File No. 024-10523**

Dear Mr. Jacobson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I, Item 4

1. We note that in Part I, Item 4 you indicate that the price per security is $3.00. However, we note that the public price disclosed in the offering circular is $0.03. Please revise. Similarly, reconcile the disclosure on page 3 in the summary that the selling shareholders will sell at a fixed price for the duration with disclosure on the same page that the selling shareholders may sell at market prices if your common stock becomes quoted on the OTC market. To the extent the selling shareholders can sell at market prices upon listing on the OTC market clarify the market to which you refer.

Cover Page, page 1

2.   Please revise the price to the public column in both tables. It appears that you have used the number of shares offered instead of the total price to the public.

3.   Please include the legends required by Rule 253(f) and Rule 254(a) of Regulation A.

4.   We note numerous references throughout the offering circular to your being subject to the reporting requirements of the Exchange Act of 1934 and the proxy rules. Please advise whether the company plans on filing a Form 8-A short form registration statement concurrently with qualification of the offering statement.

Management's Discussion and Analysis, page 5

5.   Please provide a plan of operations, as required by Item 9(c) of Form 1-A.

The Industry, page 14

6.   We note your statement that certain states have enacted laws allowing the growth of hemp. Please clarify which states you are referring to and any limitations placed on their laws. We also note your statement that industrial hemp is legal for sale within the United States under certain guidelines. Please describe the certain guidelines.

Legal Opinion Letter, Exhibit 1A-12

7.   We note the statement that the opinion is limited to the laws of the state of Nevada. Please have counsel revise the legal opinion to ensure that the legal opinion is given under the laws of Delaware, your state of incorporation.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jeffrey DeNunzio
V Financial Group, LLC